January 27, 2026

Sebastian Giordano
Chief Executive Officer
Transportation & Logistics Systems, Inc.
110 Chestnut Ridge Road, Suite 444
Montvale, NJ 07645

       Re: Transportation & Logistics Systems, Inc.
           Registration Statement on Form S-1
           Filed January 13, 2026
           File No. 333-292710
Dear Sebastian Giordano:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cheryl Brown at 202-551-3905 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:    Angela Gomes, Esq.